SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          Date of Report: May 14, 2003



                                    BIORA AB

                            SE-205 12 Malmo, Sweden



                        Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     [x] Form 20-F                       [ ] Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     [ ] Yes                              [x] No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                  This Form 6-K consists of a Press Release dated May 14, 2003 regarding the Biora Board's decision to release the fairness opinion prepared by Enskilda Securities Inc. regarding the Straumann Holdings AG offer.




Press release from Biora AB (publ), May 14, 2003

No 9/03

FOR IMMEDIATE RELEASE




STATEMENT FROM THE BOARD OF BIORA AB REGARDING THE OFFER FROM STRAUMANN HOLDING AG.

Upon a shareholder request, the Board of Biora AB will publish the fairness opinion prepared by Enskilda Securities in regards to the offer made by Straumann Holding AG for all the outstanding Biora shares (the "Offer").

The Board notes that Enskilda Securities' evaluation of the Offer also reviewed the Offer from a so-called "discounted cash-flow" analysis and concluded that the Offer is also fair from a financial standpoint pursuant to this analysis.

The Board's recommendation for shareholders to accept the Offer was principally reached by considering the financial aspects of the Offer, however, the fact that the Company's activities will continue in Malmo with minimal changes in personnel was also a factor.

Malmo, Sweden
May 13th  2003

The Board of Biora AB
Per Wahlstrom




Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden. This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
__________________________________________________________
For further information, please contact:
- Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65
- Per Wahlstrom, Chairman of the Board of Biora, tel: +46- 70-591 39 29
- http://www.biora.com






                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              BIORA AB


        Dated: May 14, 2003                   By: /s/  Svante Lundell
                                                  _______________________
                                                  Svante Lundell
                                                  Chief Financial Officer